Direct Line: 212.859.8735

Fax: 212.859.4000

levitmi@ffhsj.com

April 16, 2007

Jennifer Hardy

Legal Branch Chief

Division of Corporate Finance

Andrew P. Schoeffler

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pregis Corporation (the “Company”)

Registration Statement on Form S-4

File No. 333-130353 and 333-130353-01 through 04

(the “Registration Statement”)

Dear Ms. Hardy and Mr. Schoeffler:

This letter sets forth the response of the Company to the comment letter, dated January 24, 2007, of the staff of the Division of Corporate Finance (the “Staff”). In order to ease your review, we have repeated your comment in its entirety below. This letter is being filed with Amendment No. 4 to the Company’s Registration Statement (the “Amendment”).

Collateral, page 105

Comment 1: We note your response to comment 10 of our letter dated December 6, 2006 and reissue this comment. In this regard, please delete the second and third sentences of the second full paragraph of page 107.

Response: In response to the Staff’s comment, the Company has deleted the statements noted by the Staff from page 95.

April 16, 2007

Should you have any questions or comments with respect to this filing, please call me at (212) 859-8735.

Sincerely,

/s/ Michael A. Levitt Michael A. Levitt

cc:	Michael T. McDonnell (Pregis Corporation)
Timothy J. Cunningham (Pregis Corporation)
Steven C. Huston (Pregis Corporation)
Leslie A. Braun (Pregis Corporation)

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